NEFF CORP. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Predecessor						Successor
	2002	2003	2004	2005	2006	Period January 1, 2007 to May 31, 2007	Period June 1, 2007 to December 31, 2007
Earnings:
Pre-tax income (loss) from continuing operations	(98,323)	20,406	6,029	(13,040)	30,057	(65,184)	(93,490)
Fixed charges	26,256	23,163	19,263	39,655	52,817	21,968	39,751
Total adjustments	26,256	23,163	19,263	39,655	52,817	21,968	39,751
Earnings available for fixed charges	-	43,569	25,292	-	82,874	-	-

Fixed charges:
Amortization of debt issue costs	1,992	2,659	1,950	6,692	2,087	900	2,439
Interest expense	24,264	20,504	17,313	32,963	50,730	21,068	37,312
Total fixed charges	26,256	23,163	19,263	39,655	52,817	21,968	39,751
Ratio of earnings to fixed charges	n/a	1.9	1.3	n/a	1.6	n/a	n/a
Deficiency of earnings to cover fixed charges	(98,323)	n/a	n/a	(13,040)	n/a	(65,184)	(93,490)